UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Private Placement

On March 23, 2023, Nyxoah SA (the “Company”) entered into subscription commitment letters (the “Subscription Commitment Letters”) with certain investors (the “Investors”), including existing investors, Resmed Inc. and Together Funds, Robert Taub, the Company’s founder and chairman, and Jürgen Hambrecht, a director of the Company. The Subscription Commitment Letters relate to the offer and sale in a private placement (the “Private Placement”) of an aggregate of 2,047,544 ordinary shares at a price per share of €6.52, the closing price of the Company’s ordinary shares on Euronext Brussels on March 23, 2023, for aggregate gross proceeds of approximately €13.35 million. The closing of the Private Placement is expected to occur on or about March 30, 2023, subject to customary closing conditions.

The Company expects to use the proceeds from the Private Placement for general corporate purposes.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The ordinary shares are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), nor are such ordinary shares being offered pursuant to a registration statement. The ordinary shares are being offered pursuant to the exemption provided in Section 4(a)(2) of the Securities Act. Each Investor will be an “accredited investor” (as such term is defined in Rule 501(a)) or “qualified institutional buyer” (as such term is defined in Rule 144A) under the Securities Act.

This Report contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Private Placement, the amount of proceeds expected from the Private Placement and the Company’s expected use of proceeds. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report. The Company does not intend to revise or update any forward-looking statement in this Report as a result of new information, future events or otherwise, except as required by law.

The information included under the heading “Private Placement” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-261233 and 333-269410) and Form F-3 (Registration Number 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On March 23, 2023, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated March 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: March 23, 2023	By:	/s/ Loic Moreau
	Name:	Loic Moreau
	Title:	Chief Financial Officer